



06003306

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Michael A. Steinberg & Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

12 East 49th Street

(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Feld   (212) 980-0080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*.

TODMAN & COMPANY, CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

120 Broadway   New York   NY   10271
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

MICHAEL A. STEINBERG & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants ---
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Michael A. Steinberg & Company, Inc.
12 E. 49th Street - Suite 1202
New York, NY 10017

We have audited the accompanying statement of financial condition of Michael A. Steinberg & Company, Inc. (the "Company") as of December 31, 2005, and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Michael A. Steinberg & Company, Inc. as of December 31, 2005, in conformity with U. S. generally accepted accounting principles.

New York, New York
January 20, 2006

MICHAEL A. STEINBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 253,621
Receivable from brokers and dealers	18,689
Other	6,387
Total assets	**$ 278,697**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 21,389
Due to affiliates	13,443
Total liabilities	34,832

Commitments and contingencies

Stockholders' equity	
Capital stock - common, par value $.01	
Authorized: 50,000 shares	
Issued and outstanding: 25,000 shares	250
Additional paid-in capital	24,750
Retained earnings	218,865
Total stockholders' equity	243,865
Total liabilities and stockholders' equity	$ 278,697

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Michael A. Steinberg & Company, Inc. (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Securities Transactions

Securities transactions (and the related commission income and expense) are recorded on a trade date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid debt instruments purchased with a maturity of three months or less.

(d) Income Taxes

For income tax purposes, the stockholders have elected that the Company be treated under subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax laws. Accordingly, no provision has been made for federal or state income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

New York City tax law does not recognize "S" Corporation status. Accordingly, taxes, if applicable, have been provided for at current rates.

The Company's New York City net operating loss carryforward amounting to $205,000 expires in 2024. The deferred tax asset resulting from such net operating loss carryforward has been offset in full with a contra valuation allowance in the accompanying financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company shares nominal office space, personnel and other administrative expenses with an affiliated company. Administrative fees charged by the affiliate amounted to $18,720, of which $13,273 is payable at December 31, 2005.

Note 3 - Retirement Plans

Profit Sharing Plan

The Company sponsors a defined contribution profit sharing trust under a single employer plan. Contributions, if any, are at the discretion of the Company's Board of Directors, and are not to exceed 25% of aggregate compensation, and the amount allocated to the participant shall not exceed the lesser of $42,000 or 25% of his/her total compensation. A contribution for $27,500 is included in the accompanying financial statements for the year ended December 31, 2005.

Note 4 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500%, both as defined. At December 31, 2005, the Company had net capital, as computed under the rule, of $229,066, which was $224,066 in excess of the required amount. The Company's net capital ratio was 15%.

Note 5 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker-dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealer on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition as at December 31, 2005, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.